September 17, 2009

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Grzeskiewicz:

Nuveen Insured Dividend Advantage Municipal Fund

333-160630

811-9475

This letter responds to the comments contained in your letter dated September 4, 2009, regarding the initial registration statement on Form N-2 of Nuveen Insured Dividend Advantage Municipal Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in pre-effective amendment no. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

Prospectus

Prospectus Summary

1. Comment: The Offering – Please inform the staff whether [FINRA] has approved the terms of the underwriting arrangement.

    Response: Pursuant to FINRA Rule 5110(7)(B) (“Offerings Exempt from Filing”), documents and information related to non-convertible preferred securities, such as MTP Shares, rated by a nationally recognized statistical rating organization in one of its four (4) highest generic rating categories are exempt from FINRA review of the underwriting arrangements.

2. Comment: The Offering—Please describe in your response to the staff how the Fund will dispose of its outstanding MuniPreferred Shares so as to avoid contravening Section 18(c) of the 1940 Act.

Securities and Exchange Commission

September 17, 2009

Response: As described in the Registration Statement, the Fund intends and expects that the proceeds of the offering of MTP Shares will be applied to the redemption of MuniPreferred Shares. The Fund anticipates that the proceeds of the offering of MTP Shares will not be sufficient to redeem all of the outstanding MuniPreferred Shares and therefore after the issuance and sale of MTP Shares, both MTP Shares and MuniPreferred Shares will remain outstanding. While the Fund hopes to refinance the remaining MuniPreferred Shares, it does not know the form of any refinancing or even whether such a refinancing will be possible. However, for the reasons set forth below, we respectfully submit that the issuance of MTP Shares and the partial redemption of the MuniPreferred Shares will not violate the prohibitions of Section 18(c).

Section 18(c) of the 1940 Act prohibits a registered closed-end investment company from issuing more than one class of senior securities that are stock. The section expressly permits a closed-end investment company to issue one or more series of preferred stock, provided however, that each series of preferred stock has identical preferences and priorities over any other series upon the distribution of the assets or upon the payment of dividends.

The 1940 Act does not explain the distinction between a class of senior securities and a series of senior securities. The Commission and its staff, however, have drawn a distinction based on whether two or more issuances of senior securities have an equal priority as to dividends or as to the assets of the investment company on liquidation. If two separate preferred stocks have an equal priority as to assets on liquidation or on dividends, but have other differences, they are separate series of a single class; in contrast, if one preferred stock has preference over another as to assets on liquidation or on dividends, it is a separate class. See In re Israel Development Corp., SEC Rel. IC-3214 (Mar. 16, 1961) (holding that two issuances of debt were separate classes of senior securities due to their differing claim on the assets of the fund); Allstate Municipal Premium Income Fund (pub. avail. July 14, 1989) (staff stated that they would not recommend enforcement action to the Commission if a registered investment company issued multiple series of preferred stock with differing dividend rates, noting in particular that no series of the preferred stock would have a preference or priority over any other series of preferred stock upon the distribution of assets of the fund); Philadelphia Investment Company (pub. avail. Aug. 29, 1972)( staff stated that they would not recommend enforcement action to the Commission under 18(c) if a closed-end fund issued two types of debt securities, provided neither security had preferential or security rights against the Fund’s assets). But see The New America High Income Fund Inc. (pub. avail. July 29, 1993) (staff stated without analysis that issuance of preferred shares to retire bank debt and existing preferred shares was contrary to Section 18(c). The letter was silent as to whether the new issuance of preferred shares had a priority claim on dividends or distributions over existing shares of preferred stock).

Securities and Exchange Commission

September 17, 2009

The MTP Shares, when issued, will have identical rights to the existing MuniPreferred Shares as to dividends and proceeds upon liquidation of the Fund. As a result, neither type of security will have a preferential claim on dividends or the assets of the Fund upon liquidation. Consequently, for purposes of Section 18(c), the MTP Shares and the MuniPreferred Shares are separate series of a single class of preferred stock issued by the Fund. The issuance of the MTP Shares does not, therefore, contravene the provisions of Section 18(c), and both types of securities can be simultaneously outstanding without implicating the provisions of Section 18(c). As a result, the subsequent disposition of the outstanding MuniPreferred Shares is not relevant to the provisions of Section 18(c).

Alternatively, even if the issuance of the MTP Shares could be deemed to be the issuance of a separate class of preferred stock in contravention of Section 18(c), we respectfully submit that the issuance of the MTP shares would still be permissible under Section 18(e)(1) of the 1940 Act. Section 18(e)(1) states that “the provisions of this section 18 shall not apply to any senior securities issued or sold by any registered closed-end company for the purpose of refunding through payment, purchase, redemption, retirement, or exchange, any senior security of such registered investment company….” (emphasis added). In light of the facts surrounding the issuance of the MTP Shares, we believe that the Fund could rely on the provisions of this section.

3. Comment: Fixed Dividend Rate – please explain to the staff in your response letter how the Fund will arrive at the Fixed Dividend Rate and the adjustments thereto.

     Response: The Fund and its investment adviser will determine the appropriate Fixed Dividend Rate, and the adjustments thereto, in consultation with the underwriters of the MTP Share offering. In this process, the Fund and its investment adviser intend to seek to establish the lowest rate, and potential adjustments thereto, that will allow the Fund to sell the full amount of offered MTP Shares.

4. Comment: Effective Leverage Ratio – (a) Please explain to the staff how the treatment of floating rate trust certificates and residual floating rate securities in the calculation of the effective leverage ratio is consistent with Section 18(h) of the 1940 Act. (b) Please reconcile the terminology used here with the description of “inverse floating rate securities” and “tender option bonds” under “Portfolio Composition” in the main body of the Prospectus.

     Response:

(a) The “effective leverage ratio” is contained in the Statement of Preferences for MTP Shares and is in addition to the asset coverage requirements imposed by Section 18 of the 1940 Act. As such, the “effective leverage ratio” is not designed to be consistent with the definition of “asset coverage” under Section 18(h) of the 1940 Act. The definition of “asset coverage” under Section 18(h) refers only to “senior securities” of an issuer. Since inverse floating rate securities are not “senior securities” as defined in the 1940 Act (see the response to Comment 9 below; with respect to the Fund’s investment in inverse floating rate securities issued by special purpose trusts, the Fund segregates liquid assets to “cover” open positions in such securities), the calculation of “asset coverage” under Section 18(h) would not include the Fund’s

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September 17, 2009

exposure to leverage from such securities. The “effective leverage ratio” is designed to more broadly reflect the Fund’s exposure to leverage and leveraged instruments (including leverage through inverse floating rate securities, which are expressly included in the calculation of the effective leverage ratio).

(b) Agreed. The registration statement disclosure has been revised to reconcile and conform the relevant terminology as follows:

• “inverse floating rate securities,” “inverse floaters” and “residual interest securities” are generally referred to as “inverse floating rate securities.”

• “tender option bonds,” “floating rate securities” and “short-term floating rate securities” are generally referred to as “floating rate securities.”

• “tender option bond trusts” and “special purpose trusts” are generally referred to as “special purpose trusts.”

Description of MTP Shares

5. Comment: Distribution with respect to Taxable Allocations – “Additional Amount Payment” is defined in such a way that implies that the normal nontaxable dividend determined by the Fixed Dividend Rate would be reduced by the additional distribution attributable to capital gains. Is this a correct interpretation? If so, please explain in your response, why this is necessary. If not, please clarify your disclosure to dispel any misunderstanding.

Response: As a regulated investment company, the Fund is required for federal income tax purposes to allocate its tax-exempt interest, ordinary income, or capital gain between common shares and preferred shares in proportion to the total dividends paid to each class for the year. Rev. Rul. 89-81, 1989-1 CB 226 (see the second paragraph of the section entitled “Description of MTP Shares – Dividends and Dividend Periods – Distributions with respect to Taxable Allocations” in the Fund’s Prospectus). Therefore, if the Fund pays a dividend (including a dividend at the Fixed Dividend Rate) that derives in part from taxable income and in part from tax-exempt income, a portion of the dividend will be treated as taxable income. The after-tax return of the shareholder in this situation would be less than the after-tax return would have been if the dividend had been derived exclusively from tax-exempt interest.

In a response to this possibility, the Fund undertakes to make an Additional Amount Payment to shareholders for the purpose of giving them the same return on an after-tax basis as they would have had if their dividend had been composed entirely of tax-exempt interest (see the last paragraph of the section cited above). This payment, which is not required by tax law, preserves the after-tax return of shareholders who are required to report some of their dividend as taxable income under the dividend-allocation rule.

Securities and Exchange Commission

September 17, 2009

6. Comment: Voting Rights – Please clarify what happens to the two current directors who were elected by the holders of the MuniPreferred Shares and disclose when the purchasers of the MTP Shares get to elect the two directors required by Section 18(a)(2)(C) of the 1940 Act.

Response: As set forth in the response to Comment 2 above, the MuniPreferred Shares and the MTP Shares represent different series of the same class of shares, preferred shares. Each MuniPreferred Share has one vote and each MTP Share has one vote. Voting together as a class, the holders of outstanding MuniPreferred Shares and the holders of outstanding MTP Shares will elect two trustees to serve for a term of one year. This election will occur at the Fund’s next annual meeting of shareholders. In the interim, the two current trustees elected by the holders of the MuniPreferred Shares will continue to represent the Fund’s preferred shareholders, which will include both the MuniPreferred shareholders and the MTP shareholders, for the remainder of their terms in accordance with Section 18(a)(2)(C) of the 1940 Act.

Portfolio Composition

7.	Comment: Inverse Floating Rate Securities – revise the disclosure by clarifying the following:

(a) Whether the Fund may enter into shortfall and forbearance agreements with the third party sponsors of special purpose trusts;

(b) Whether there are any circumstances under which special purpose trusts can have recourse to the Fund;

(c) The extent to which the Fund may be at risk of loss that exceeds its investment in inverse floating rate securities.

Response:

In response to this Comment, the disclosure under “Portfolio Composition – Inverse Floating Rate Securities” and “Risks – Inverse Floating Rate Securities Risk” in the Prospectus has been modified to conform to the disclosure contained in the Registration Statement on Form N-2 filed by Nuveen Enhanced Municipal Value Fund (Reg. No. 333-160963 and 811-22323). The following paragraphs have been added to the Prospectus under “Portfolio Composition – Inverse Floating Rate Securities”:

“The Fund may invest in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund. In NAM’s discretion, the Fund may enter into a separate shortfall and forbearance agreement with the third party sponsor of a special purpose trust. The Fund may enter into such recourse agreements (i) when the liquidity provider to the special purpose trust requires such an agreement because the level of leverage in

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the trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (ii) to seek to prevent the liquidity provider from collapsing the trust in the event that the municipal obligation held in the trust has declined in value. Such an agreement would require the Fund to reimburse the third party sponsor of such inverse floater, upon termination of the trust issuing the inverse floater, the difference between the liquidation value of the bonds held in the trust and the principal amount due to the holders of floating rate interests. Such agreements may expose the Fund to a risk of loss that exceeds its investment in the inverse floating rate securities. Absent a shortfall and forbearance agreement, the Fund would not be required to make such a reimbursement. If the Fund chooses not to enter into such an agreement, the special purpose trust could be liquidated and the Fund could incur a loss.”

“The Fund’s investments in inverse floating rate securities issued by special purpose trusts that have recourse to the Fund may be highly leveraged. The structure and degree to which the Fund’s inverse floating rate securities are highly leveraged will vary based upon a number of factors, including the size of the trust itself and the terms of the underlying municipal security held in a special purpose trust. An inverse floating rate security generally is considered highly leveraged if the principal amount of the short-term floating rate interests issued by the related special purpose trust is in excess of three times the principal amount of the inverse floating rate securities owned by the trust (the ratio of the principal amount of such short-term floating rate interests to the principal amount of the inverse floating rate securities is referred to as the “gearing”). In the event of a significant decline in the value of an underlying security, the Fund may suffer losses in excess of the amount of its investment (up to an amount equal to the value of the municipal securities underlying the inverse floating rate securities) as a result of liquidating special purpose trusts or other collateral required to maintain the Fund’s anticipated effective leverage ratio. In the event of a significant decline in the value of an underlying security, the Fund may suffer losses in excess of the amount of its investment (up to an amount equal to the value of the municipal securities underlying the inverse floating rate securities) as a result of liquidating special purpose trusts or other collateral required to maintain the Fund’s anticipated effective leverage ratio.”

“The Fund will segregate or earmark liquid assets with its custodian in accordance with the 1940 Act to cover its obligations with respect to its investments in special purpose trusts.” See also “Segregation of Assets” in the Statement of Additional Information.

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September 17, 2009

In addition, the following disclosure (also based on the Nuveen Enhanced Municipal Value Fund filing) has been added to the last paragraph under “Risks – Inverse Floating Rate Securities Risk”:

“The leverage attributable to such inverse floating rate securities may be “called away” on relatively short notice and therefore may be less permanent than more traditional forms of leverage. In certain circumstances, the likelihood of an increase in the volatility of net asset value and market price of the common shares may be greater for the Fund to the extent that it relies on inverse floating rate securities to achieve a significant portion of its desired effective leverage ratio. The Fund may be required to sell its inverse floating rate securities at less than favorable prices, or liquidate other Fund portfolio holdings in certain circumstances, including, but not limited to, the following:

•	If the Fund has a need for cash and the securities in a special purpose trust are not actively trading due to adverse market conditions;

•	If special purpose trust sponsors (as a collective group or individually) experience financial hardship and consequently seek to terminate their respective outstanding special purpose trusts; and

•

If the value of an underlying security declines significantly (to a level below the notional value of the floating rate securities issued by the trust) and if additional collateral has not been posted by the Fund.”

Insurance

8. Comment: Briefly describe how the insolvency and the downgrading of insurers and issuers have affected the Fund’s operations and its ability to obtain insurance and its ability to enhance its portfolio.

    Response: The following disclosure has been added to the third paragraph of the “Portfolio Composition – Insurance – Municipal Bond Insurance” section of the Prospectus:

“The recent upheaval among bond insurers has impacted the Fund by making it increasingly more challenging to invest according to the Fund’s original investment policies. As a result, the Fund revised its policies with respect to insurance in order to provide the portfolio manager with greater flexibility to respond to ongoing challenges in the bond insurance market, while retaining the insured nature of the Fund’s portfolio.”

Securities and Exchange Commission

September 17, 2009

Statement of Additional Information

Segregation of Assets

9. Comment: Disclose under what circumstances the Fund will segregate assets with respect to tender option bonds and inverse floating securities.

    Response: With respect to a special purpose trust subject to a shortfall and forbearance agreement (sometimes called a “recourse trust”), and also with respect to a special purpose trust that is not subject to such an agreement (sometimes called a “non-recourse trust”), the Fund will segregate assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trust.

    To reflect this concept, the following disclosure has been added to the “Segregation of Assets” section of the Statement of Additional Information, and appropriate cross-references have been inserted into the Prospectus:

“The Fund may invest in inverse floating rate securities issued by special purpose trusts. With respect to such investments, the Fund will segregate assets in an amount equal to at least 100% of the face amount of the floating rate securities issued by such trust.”

General Comments

10. Comment: We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

      Response: Understood.

11. Comment: Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

      Response: The Fund has not submitted (nor does it intend to submit) any exemptive applications or no-action letters.

12. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

      Response: Agreed.

Securities and Exchange Commission

September 17, 2009

13. Comment: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

      Response: Agreed.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.778.9252 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to Gifford Zimmerman

  Kevin McCarthy

  Mark Winget

  Sarah Cogan